# TOKYO AOYAMA AOKI LAW OFFICE

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04024352

FILE NO. 82-3311

April 1, 2004

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

**SHISEIDO COMPANY, LIMITED**
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Return of Substitutional Portion (Daiko Henjo) of Employees' Pension Fund and Revision of Fiscal 2004 Consolidated Forecasts (dated March 31, 2004)

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311

(Translation)

March 31, 2004


Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)


# Notice of Return of Substitutional Portion (Daiko Henjo) of Employees' Pension Fund and Revision of Fiscal 2004 Consolidated Forecasts

Shiseido Co., Ltd. (the "Company") has received approval from the Minister of Health, Labour and Welfare for return of substitutional portion of employees' pension fund. For this and other reasons not stated, the Company has revised fiscal 2004 forecasts announced in the Consolidated Statements of Accounts for the First Half of Fiscal 2004 (April 1, 2003 to March 31, 2004). The revised forecasts are shown below.

## 1. Return of Substitutional Portion (Daiko Henjo) of Employees' Pension Fund

In line with enactment of the Defined-Benefit Corporate Pension Law, the Company received approval from the Minister of Health, Labour and Welfare on February 25, 2004 for exemption from future payment obligations for substitutional portion of employees' pension fund. The Company also implemented measures specified in Section 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Committee Report No. 13), and on the date of approval, eliminated retirement benefit liabilities associated with the substitutional portion of employees' pension fund.

Consequently, the Company expects to record extraordinary income of approximately ¥26.7 billion on a consolidated basis and ¥9.6 billion on a non-consolidated basis for fiscal 2004.

## 2. Revised Consolidated Forecast for Fiscal 2004 (April 1, 2003—March 31, 2004)

(Millions of yen)

| | Net Sales | Ordinary Income | Net Income |
|---|---|---|---|
| Previous Forecast (A) (Announced November 5, 2003) | 632,000 | 41,000 | 23,000 |
| Revised Forecast (B) | 625,000 | 35,000 | 25,000 |
| Change (B-A) | (7,000) | (6,000) | 2,000 |
| Change (%) | -1.1 | -14.6 | +8.7 |
| Fiscal 2003 Results | 621,250 | 46,432 | 24,495 |

Revised net sales are expected to be ¥7 billion lower than the previous estimates. These lower sales, compounded with prior investments, are expected to produce ordinary income ¥6 billion below the previous forecasts.

Extraordinary income deriving from the return of substitutional portion of employees' pension fund will be partially offset by expenses entailed in structural reform of businesses. As a result, projected net income will be ¥25 billion, or ¥2 billion higher than the previous forecasts.

There have been no revisions made in non-consolidated forecasts for fiscal 2004 as announced on November 5, 2003, as the extraordinary income deriving from the return of substitutional portion of employees' pension fund will be offset by expenses entailed in structural reform of businesses.

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department.
(Tel: +81-3-3572-5111, Fax: +81-3-3572-6973)